EXHIBIT 99.1

Student Transportation Inc. Closes $75 Million Offering of Debentures

BARRIE, Ontario, Nov. 12, 2013 (GLOBE NEWSWIRE) -- Student Transportation Inc. (TSX:STB) (Nasdaq:STB) ("STI" or the "Company") announced today that it has closed its offering of 6.25% convertible unsecured subordinated debentures due June 30, 2019 (the "Debentures") at a price of $1,000 per debenture for total gross proceeds of $75 million.

The offering of Debentures was completed on a bought deal basis and was underwritten by a syndicate of underwriters led by BMO Nesbitt Burns Inc. and including Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc. and Raymond James Ltd. As previously announced, the Company intends to use the net proceeds from the offering to repay indebtedness under the Company's credit facilities and for general corporate purposes.

"We were very pleased with the results of the offering as well as the performance of the Underwriters. The positive response we received from investors on this oversold offering was exciting," said Denis J. Gallagher, CEO of the Company. "We have already secured about 12 per cent growth in year over year revenues for fiscal 2014. We will continue to emphasize our new business strategies including non-asset and asset-light businesses and to aggressively market the conversion of school district owned operations that create shareholder value."

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Profile

Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most innovative supplier of school bus transportation services and management services. Founded in 1997, STI's family of local companies operating more than 10,800 vehicles and transports over 1 million students to and from school each day. STI has a long history of safe, reliable and cost-effective transportation solutions delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, the ability of STI to satisfy the conditions to completing the Offering, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events. The assumptions made in making forward-looking statements are referred to in the public filings of the Company. The assumptions made in making forward-looking statements in this press release include the assumption that STI will be in a position to satisfy the conditions in respect of the Offering and complete the Offering.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.
         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com